Contact

www.linkedin.com/in/dikodaghlian (LinkedIn)
www.diko.co (Company)

Top Skills

Experience Design
Creative Strategy
Commercials

Diko Daghlian

Founder at DIKO / Co-Founder at heybaby
Austin, Texas, United States

Summary

Diko is a creative director with over 20 years experience in the advertising turned creative industry. Working at some of the world's best agencies, he has architected TV, print, design, and interactive campaigns as well as online products and startups. He’s helped gigantic famous brands find their voice, and brand-spanking-new smaller companies get noticed. His work has ranged from helping rethink Hyundai’s declining brand into a sales leader to building successful interactive phenomena like the U.S. State Department’s SlaveryFootprint.com.

As an art director for agencies such as Goodby Silverstein and TBWA/Chiat/Day, Diko learned from the best. He helped grow San Francisco agency Muh-tay-zik Hof-fer from two creatives in a startup space to over forty people during their most award-rich period.

Creative recognition has included Cannes Lions, One Show Pencils, Andys, Art Directors Club, and Communication Arts Ad Annual for interactive, TV, and print campaigns. After a nationwide search, Diko happened to come across a small independent shop in Austin named DIKO. Luckily, they hired him and he now serves as Creative Director.

Experience

DIKO
Creative Director
January 2014 - Present (9 years)
Austin, Texas Area

heybaby
Co-Founder
July 2019 - Present (3 years 6 months)
San Francisco Bay Area

MUH-TAY-ZIK | HOF-FER
Creative Director
March 2009 - June 2013 (4 years 4 months)

DIKO
Freelance Creative Director / Art Director
August 2006 - March 2009 (2 years 8 months)

TBWA Chiat Day
freelance Art Director
November 2008 - February 2009 (4 months)

Goodby, Silverstein & Partners
permalance Art Director
April 2007 - September 2008 (1 year 6 months)

Bartle Bogle Hegarty
freelance Art Director
June 2007 - July 2007 (2 months)

Cutwater
freelance Art Director
February 2007 - March 2007 (2 months)

StrawberryFrog
freelance Art Director
October 2006 - February 2007 (5 months)

kirshenbaum bond + partners
Creative Director / Art Director
2004 - September 2006 (2 years)

BBDO West
Senior Art Director
2000 - 2004 (4 years)

TBWA Chiat Day
Art Director
1996 - 2000 (4 years)

Education

Vanderbilt University

Psychology, Psychology, Fine Art, Pre-med · (1990 - 1994)

Portfolio Center

The Creative Circus